SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
_________

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)

NOVAN, INC.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

66988N106
(CUSIP Number)

Donald R. Parker
Reedy Creek Investments LLC
100 Matrix Drive, Box 8000
Cary, North Carolina 27513
(919) 677-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 15, 2020
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 66988N106	13D/A	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON REEDY CREEK INVESTMENTS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NORTH CAROLINA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,894,736(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,894,736(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,894,736(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3%(1)
14	TYPE OF REPORTING PERSON OO

(1)	See Item 5.

CUSIP No. 74165N 10 5	13D/A	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON DONALD R. PARKER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,200(1)
	8	SHARED VOTING POWER 7,894,736(1)
	9	SOLE DISPOSITIVE POWER 8,200(1)
	10	SHARED DISPOSITIVE POWER 7,894,736(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,902,936(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3% (1)
14	TYPE OF REPORTING PERSON IN

(1)	See Item 5.

CUSIP No. 74165N 10 5	13D/A	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON JAMES H. GOODNIGHT MANAGEMENT TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NORTH CAROLINA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,858,298(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,858,298(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,858,298(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0% (1)
14	TYPE OF REPORTING PERSON OO

(1)	See Item 5.

CUSIP No. 74165N 10 5	13D/A	Page 5 of 8 Pages

1	NAME OF REPORTING PERSON JAMES H. GOODNIGHT
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,858,298(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,858,298(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,858,298(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8% (1)
14	TYPE OF REPORTING PERSON IN

(1)	See Item 5.

EXPLANATORY NOTE

This Amendment No. 3 (the “Amendment No. 3”) to Schedule 13D relating to the Common Stock, par value $0.0001 per share (the “Common Stock”), of Novan, Inc., a Delaware corporation (“Novan” or the “Issuer”), is filed to amend certain Items of the statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on January 22, 2018, as amended by Amendment No. 1 to the Schedule 13D filed with the Commission on March 13, 2020 and by Amendment No. 2 to the Schedule 13D filed with the Commission on April 2, 2020 (as so amended, the “Schedule 13D” and, together with this Amendment No. 3, the “Amended Schedule 13D”) on behalf of each of (i) Reedy Creek Investments LLC (“Reedy Creek”), (ii) Donald R. Parker, (iii) James H. Goodnight Management Trust (the “Trust”), and (iv) James H. Goodnight (collectively, the “Reporting Persons”).  Except as set forth in this Amendment No. 3, all Items in the Schedule 13D are unchanged.

Item 4.   Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

On June 16, 2020, the Issuer filed a Current Report on Form 8-K (the “Form 8-K”) with the Commission reporting that on June 15, 2020 it entered into a common stock purchase agreement (the “Purchase Agreement”) pursuant to which it issued 1,449,275 shares of Common Stock (the “Commitment Shares”) to Aspire Capital Fund, LLC (“Aspire”) and may direct Aspire to purchase up to an aggregate of $20.0 million of shares of Common Stock at the Issuer’s request from time to time during the 30-month term of the Purchase Agreement.

Item 5.   Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

Percentages are calculated based on 79,337,105 shares of Common Stock outstanding as of June 15, 2020, as reported in the Issuer’s Prospectus Supplement on Form 424(b)(5), dated June 16, 2020 and filed with the Commission on June 17, 2020, plus the Commitment Shares referenced in Item 4 above.

(a) & (b) Amount and Nature of Beneficial Ownership Reported.

As of the date hereof, Reedy Creek may be deemed to beneficially own, in the aggregate, 7,894,736 shares of Common Stock, for which Reedy Creek shares voting and dispositive power, consisting of 3,947,368 shares of Common Stock held directly and Warrants to acquire 3,947,368 shares of Common Stock held directly, which represents approximately 9.3% of the shares of Common Stock.

Reedy Creek owns 11.38% of Malin Corp plc, which in turn owns 100% of Malin Life Sciences Holdings Limited (“MLSHL”), which beneficially owns 2,598,485 shares of Common Stock as reported in a Form 4 filed with the Securities and Exchange Commission on July 2, 2019. Reedy Creek disclaims beneficial ownership of the shares of Common Stock held by MLSHL.

As of the date hereof, Donald R. Parker may be deemed to beneficially own, in the aggregate, 7,902,936 shares of Common Stock, consisting of 5,000 shares of Common Stock held directly, for which Mr. Parker has sole voting and dispositive power; 3,200 shares of Common Stock held by certain minor custodial accounts for which Mr. Parker is the sole custodian, for which Mr. Parker has sole voting and dispositive power; and 3,947,368 shares of Common Stock and Warrants to acquire 3,947,368 shares of Common Stock held by Reedy Creek, for which Mr. Parker shares voting and dispositive power, which collectively represents approximately 9.3% of the shares of Common Stock.

As of the date hereof, the Trust may be deemed to beneficially own, in the aggregate, 4,858,298 shares of Common Stock, for which the Trust shares voting and dispositive power, consisting of 2,429,149 shares of Common Stock and Warrants to acquire 2,429,149 shares of Common Stock held by Reedy Creek, which represents approximately 5.8% of the shares of Common Stock.

As of the date hereof, James H. Goodnight may be deemed to beneficially own, in the aggregate, 4,858,298 shares of Common Stock, for which Dr. Goodnight shares voting and dispositive power, consisting of 2,429,149 shares of Common Stock and Warrants to acquire 2,429,149 shares of Common Stock held by Reedy Creek, which represents approximately 5.8% of the shares of Common Stock.

(c) Recent Transactions.

The Reporting Persons have not effected any transaction in the shares of Common Stock during the past 60 days.

(d) Certain Rights to Receive Dividends or Direct Sale Proceeds.

Except as set forth in the Schedule 13D, to the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock covered by the Schedule 13D.

(e) Ownership of Five Percent or Less of Class.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 18, 2020

Reedy Creek Investments LLC

By:	/s/ Donald R. Parker
Donald R. Parker
Manager

/s/ Donald R. Parker
Donald R. Parker

James H. Goodnight Management Trust

By:	/s/ James H. Goodnight
James H. Goodnight
Trustee

/s/ James H. Goodnight
James H. Goodnight